Santiago, March 27, 2019.

Mr.

Mario Farren Risopatrón

Superintendent of Banks

and Financial Institutions

Present

Ref: Material Fact.

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the Norms from the Superintendence of Banks and Financial Institutions, Banco Santander-Chile informs that in an ordinary session of the Board of Directors on March 26 of this year, we came to an agreement with SKBergé S.A. in which Banco Santander-Chile will acquire from SKBergé Financiamiento S.A. their shares of Santander Consumer Chile S.A. for Ch$59,063,470,000, equivalent to 49% of the company.

                The final definitive details of the operation will depend on the contractual arrangements and the time it takes to receive the necessary regulatory authorizations. The agreements will also be subject to the approval of the pertinent regulatory authorities.

Notwithstanding the above, the parts have agreed to continue their commercial relationship in the long- term, in the same business areas, through various legal vehicles.

Sincerely,

Miguel Mata H.

Chief Executive Officer

C.c.: Comisión para el Mercado Financiero.

Bolsas de Valores

President of the Board of Directors Santander Consumer Chile S.A.